Exhibit 21.1
JETBLUE AIRWAYS CORPORATION
LIST OF SUBSIDIARIES
As of December 31, 2021

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
BlueBermuda Insurance, LTD	Bermuda
JetBlue Technology Ventures, L.L.C.	Delaware
JBTP, LLC	Delaware
Troupe, Inc.	Delaware
TrueBlue Intellectual Property Assets Holdings 1 Ltd.	Cayman Islands
TrueBlue Intellectual Property Assets Holdings 2 Ltd.	Cayman Islands
TrueBlue Intellectual Property Assets Ltd.	Cayman Islands